SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

360 DigiTech, Inc.

(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share

(Title of Class of Securities)

88557W 101**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number  88557W 101 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Select Market under the symbol “QFIN.” Each ADS represent two class A ordinary shares of the issuer. No CUSIP number has been assigned to the class A ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88557W 101	13G	Page 2 of 7 Pages

1	Name of Reporting Person Perseus Technology Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,028,366
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,028,366
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,028,366

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.7%

12	Type of Reporting Person CO

CUSIP No. 88557W 101	13G	Page 3 of 7 Pages

1	Name of Reporting Person Zhuhai Qixin Xieli Information Technology Co., Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,028,366 [1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,028,366 [1]
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,028,366 [1]

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.7%. See item 4.

12	Type of Reporting Person CO

1              Represents (i) 6 class A ordinary shares and (ii) 2,028,360  class A ordinary shares in the form of ADS directly held by Perseus Technology Limited, a company incorporated in the British Virgin Islands. Perseus Technology Limited is wholly owned by Zhuhai Qixin Xieli Information Technology Co., Ltd.

Item 1(a).	Name of Issuer: 360 DigiTech, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 7/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China

Item 2(a).	Name of Person Filing: (i) Perseus Technology Limited; and (ii) Zhuhai Qixin Xieli Information Technology Co., Ltd. (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:
For Perseus Technology Limited
Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

For Zhuhai Qixin Xieli Information Technology Co., Ltd.
Room 103-21, Building A, Dong’ao Cultural Center Building, Wanshan Town, Zhuhai

Item 2(c)	Citizenship: Perseus Technology Limited - British Virgin Islands Zhuhai Qixin Xieli Information Technology Co., Ltd. - People’s Republic of China
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, $0.00001 par value per share, of the Issuer

The Issuer’s ordinary shares consist of class A ordinary shares and class B ordinary shares. Each holder of class A ordinary shares is entitled to one vote per share and each holder of class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
88557W 101

This CUSIP number applies to the American depositary shares of the Issuer. Each American depositary share represent two class A ordinary shares of the Issuer. No CUSIP number has been assigned to the class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Perseus Technology Limited	2,028,366	0.7%	0.2%	2,028,366	0	2,028,366	0
Zhuhai Qixin Xieli Information Technology Co., Ltd.	2,028,366	0.7%	0.2%	2,028,366	0	2,028,366	0

As of December 31, 2020, (i) 6 class A ordinary shares and (ii) 2,028,360  class A ordinary shares in the form of ADS were directly held by Perseus Technology Limited, a company incorporated in the British Virgin Islands. Perseus Technology Limited is wholly owned by Zhuhai Qixin Xieli Information Technology Co., Ltd.

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 304,453,771 ordinary shares (being the sum of 264,633,185 class A ordinary shares and 39,820,586 class B ordinary shares, not including 5,379,264 class A ordinary shares issued to the depositary bank of the Issuer and reserved for future exercise or vesting of equity incentive awards) of the Issuer outstanding as of December 31, 2020.  Each holder of class A ordinary shares is entitled to one vote per share and each holder of class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
A*	Joint Filing Agreement by and between the Reporting Persons, dated February 13, 2019

* Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

Perseus Technology Limited

By:	/s/ Sun Peng
Name:	Sun Peng
Title:	Director

Zhuhai Qixin Xieli Information Technology Co., Ltd.

By:	/s/ Sun Peng
Name:	Sun Peng
Title:	Executive Director